Exhibit 99.01

DIRECTOR’S AND OFFICER’S RESIGNATION

The Chairman of the Board of Directors & CEO

FreeSeas Inc.

Trust Company Complex,

Ajeltake Road, Ajeltake Island,

Majuro,

Marshall Islands

Athens, 3 October 2017

Mr. Chairman,

I hereby resign from my position as member of the Board of Directors and from the offices of Chief Financial Officer and Secretary of the Board of FreeSeas Inc. (“the Company”) as you requested.

I also resign from the offices of Sole Director of the Company’s 100% subsidiaries, Largo Al Factotum S.A. and Fiorello Shipping S.A. (see attached resignation letters) as such posts were assigned to me by the Company as part of my duties as an Officer of the Company.

Yours faithfully,

/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos